UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2016

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor,
S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED 30 SEPTMBER 2016

Highlights

•	EBITDA* and Operating Loss in the quarter reported a loss of $11.3 million and $28.3 million compared to a 2Q loss of $17.5 million and $37.2 million, respectively.

•
Golar LNG Limited (“Golar” or “the Company”) and Schlumberger formed OneLNG, a joint venture that will offer an integrated upstream and midstream solution for the development of low cost gas reserves to LNG.

•	Closed Golar Power transaction with Stonepeak to capitalise on downstream opportunities.

•	Shipping market shows positive signs with improving utilisation, rates and the re-appearance of round-trip economics.

Subsequent Events

•	Ophir and OneLNG agreed to form a Joint Operating Company to develop the 2.6Tcf Fortuna reserves in Equatorial Guinea using FLNG technology.

•	Golar Power reached a Final Investment Decision (“FID”) on Sergipe power project, signed a 25-year FSRU agreement and entered into a long-term sale and purchase agreement for the supply of LNG.

•	The Incentive Distribution Rights (“IDRs”) in Golar LNG Partners (“Golar Partners” or “the Partnership”) were reset. Golar LNG received 3.8 million new units as consideration.

•	Raised $176 million in new equity through issue of 7.5 million new shares.

Financial Review

Business Performance

	2016	2016
(in thousands of $)	Jul-Sep	Apr-Jun
Total operating revenues	22,267	18,370
Vessel operating expenses	(12,102)	(14,064)
Voyage, charterhire & commission expenses	(8,031)	(9,826)
Voyage, charterhire & commission expenses - collaborative arrangements	(3,621)	(2,331)
Administrative expenses	(9,808)	(9,689)
EBITDA*	(11,295)	(17,540)
Depreciation and amortization	(16,997)	(19,705)
Operating loss	(28,292)	(37,245)
* EBITDA is defined as operating loss before interest, tax, depreciation and amortization. EBITDA is a non-GAAP financial measure. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We have presented EBITDA as we believe it provides useful information to investors because it is a basis upon which we measure our operations and efficiency. EBITDA is not a measure of our financial performance under U.S. GAAP and should not be construed as an alternative to net income (loss) or other financial measures presented in accordance with U.S. GAAP.

The Golar Power transaction closed on July 6. Effective from this date, the results of the LNG carriers, Golar Penguin and Golar Celsius, together with the Company's interest in the 2017 delivering FSRU new-build Nanook and the Company’s investment in the Sergipe power project have been deconsolidated. The Company will use equity accounting for Golar Power from July 6 and results of this business unit are included within Equity in net earnings of affiliates in the Statement of Income discussed below.

Golar reported today a 3Q operating loss of $28.3 million as compared to a loss of $37.2 million in 2Q 2016. Both shipping rates and utilisation improved during the quarter with utilisation increasing from 31% in 2Q to 37% in 3Q and rates for TFDE tonnage approaching and in cases exceeding $40k/day. Total operating revenues increased from $18.4 million in 2Q to $22.3 million in 3Q. Voyage, charter-hire and commission expenses including those from the Cool Pool collaboration recorded a slight decrease from $12.2 million in 2Q to $11.7 million this quarter reflecting the small increase in utilisation. As in prior quarters, included in voyage, net charter-hire and commission expenses is $5.8 million in respect of the cost of chartering the Golar Grand.

Vessel operating expenses decreased $2.0 million to $12.1 million. Deconsolidation of post July 6 costs in respect of the Celsius and Penguin accounts for most of the reduction however lower insurance costs across the fleet also contributed positively in 3Q. Administration costs at $9.8 million were in line with 2Q. Depreciation and amortisation decreased $2.7 million to $17.0 million in 3Q, again due to deconsolidation of Golar Penguin and Celsius.

Relative to 2Q the above resulted in a $6.2 million decrease in EBITDA* losses from a loss of $17.5 million in 2Q to a loss of $11.3 million in 3Q and an $8.9 million decrease in Operating losses from a loss of $37.2 million in 2Q to a loss of $28.3 million in 3Q.

Net Income Summary

	2016	2016
(in thousands of $)	Jul-Sep	Apr-Jun
Operating loss	(28,292)	(37,245)
Interest income	436	196
Interest expense	(15,564)	(13,331)
Other financial items	22,772	(27,471)
Loss on disposal	(12,184)	—
Taxes	(246)	609
Equity in net earnings of affiliates	15,681	2,053
Net income attributable to non-controlling interests	(6,546)	(9,412)
Net loss attributable to Golar LNG Ltd	(23,943)	(84,601)

In 3Q the Company generated a net loss of $23.9 million. Notable contributors to this are summarised as follows:

•
After stripping out Golar Power assets, consolidated Variable Interest Entities in respect of the six sale and leaseback financed vessels and non-cash capitalised interest adjustments, underlying 3Q interest expense is consistent with 2Q.

•
Other Financial Items report a gain of $22.8 million compared to a $27.5 million charge in 2Q. A 2Q mark to market loss on the Company’s Total Return Swap became a $16.5 million gain in 3Q following an increase in Golar’s share price from $15.50 on June 30 to $21.20 on September 30.

Increases in long-term swap rates also converted a 2Q $5.9 million mark-to-market loss on the valuation of interest rate swaps into a 3Q gain of $10.7 million.

•
A $12.2 million non-cash loss was recognised on disposal of Golar Power, of which approximately half is expected to be recovered upon finalisation of the purchase price adjustment. This loss is based on estimates and is thus subject to change.

•
Following a change in accounting treatment of the Company’s stake in Golar Partners, Golar now accounts for its Common Units, General Partner Units and IDRs in the same way it has previously accounted for its Subordinated Units under the equity method of accounting. The Partnerships 3Q 2016 contribution to Golar’s results is included together with the Company’s 50% share of Golar Power in equity in net earnings of affiliates. The $15.7 million 3Q equity in net earnings of affiliates is comprised of a $2.7 million loss in respect of Golar’s 50% share in Golar Power and net earnings of $18.3 million from the Company’s stake in Golar Partners. However, the change in accounting treatment of the various units does not impact the distributions receivable by the Company so that its receipt of $13.2 million in cash distributions in respect of its investment in Golar Partners is consistent with recent quarters.

Commercial Review

LNG Shipping
The third quarter began in much the same way as the first half of the year with excess tonnage weighing heavily on rates. This was followed by increased activity in August that resulted in a step up in rates and utilisation, particularly for owners with open tonnage in the Atlantic basin where spot rates in excess of $40k/day were achieved. Both chartering activity and rates have since eased but levels remain well above the lows reached in the first half of 2016. The Pacific market continued to be typified by higher liquidity with an abundance of available shipping as well as spot demand from projects, utilities and traders. Spot charters have typically been for short durations, maintaining liquidity but limiting significant rate increases. Atlantic activity on the other hand has been more sporadic with thin tonnage availability and limited demand occasionally interrupted by sudden waves of requirements that clear out this available tonnage and result in improved rates.

New production continues to deliver with T9 of Malaysia LNG, Petronas FLNG1 and train 2 operations of Gorgon and Sabine Pass set to start during 4Q. Looking to 2017, significant additional production is expected from Gorgon and Sabine Pass together with new production from Whetstone. The FLNG Hilli is also set to start producing. All in, approximately 135 million tonnes of new production equivalent to 52% of current LNG production is expected to deliver between now and 1Q 2021. During recent months a number of market participants have chosen to take shipping coverage for 2017. Up to 16 vessels in the global spot fleet have been fixed for periods of 6-18 months starting between September and February. Golar believes that this tightens the outlook for structural availability into 2017. As new LNG arrives and prompt availability of shipping tonnage declines, charterer interest in period contracts is expected to grow bringing the shipping business ever closer to its inflection point.

Discipline among ship owners continues to be maintained with only 6 LNG carriers (approximately 1% of the global fleet) ordered this year to date.

FSRUs
Golar’s existing fleet of six operating FSRUs, all of which reside within Golar Partners but are managed by the Company, have maintained operational excellence achieving 99.3% availability during scheduled 3Q operations.

The FSRU Golar Tundra remains at anchor off the coast of Ghana. On October 19, Charterer, West Africa Gas Limited (“WAGL”) received parliamentary approval for their 10-year gas sales agreement with the government of Ghana. Golar has commenced legal proceedings in order to collect amounts due under the charter. The Company does however maintain dialogue with WAGL to find a mutually agreeable way forward that bridges the original and later start date required and on November 29 the Company received its first payment from WAGL for amounts outstanding under the charter. The Company has not recognised any revenue from the WAGL charter in its 3Q Income Statement.

Downstream - Golar Power
On October 17, Golar Power reached a FID on its first integrated FSRU-to-power project. Together with joint venture partners Ebrasil, Golar Power have formed a project company, CELSE, which has entered into a lump-sum turn-key EPC agreement with General Electric who will build, maintain and operate a 1.5GW combined cycle power station in Sergipe, Brazil. The power station will provide power to 26 committed off-takers for 25 years commencing January 2020. All-in capital expenditure for the power station and supporting infrastructure is estimated to be BRL4.3 billion. After deducting the cost of chartering in the FSRU and assuming no dispatch of power, the Sergipe project is expected to generate a projected annual EBITDA* of BRL1.1 billion. Additional returns can be earned if the power station is called upon to dispatch and CELSE has entered into a flexible long-term LNG Sale and Purchase Agreement with an affiliate of Qatar Petroleum and ExxonMobil to support this.

In connection with FID, Golar Power has also elected to buy out project developer Genpower. This will increase its ownership in the Sergipe Project from 25% to 50%. Golar Power had previously committed to finance Genpower’s equity contribution to the project so acquisition of this stake should not increase Golar Power’s equity contribution beyond the previously anticipated $165 million, a small portion of which has already been invested.

Golar Power has nominated its 2017 delivering FSRU newbuild, Nanook, to service the Sergipe project and has entered into a 25-year agreement to charter the FSRU to CELSE. This agreement affords the flexibility to switch to an FSRU conversion candidate ahead of start-up to accommodate other Golar Power business opportunities as required. Annual EBITDA* generated by the FSRU is projected to be $39.0 million (100% for the account of Golar Power) starting January 1, 2020. When called upon to dispatch, the Sergipe power station will utilise approximately 35% of the FSRUs regas capacity. Golar Power will therefore look to augment this $39 million EBITDA* by seeking out other proximate users or integrate a project into the Brazilian gas grid.

Other FSRU projects are currently being actively pursued. These require a range of solutions from large new-build FSRUs to small, modern and new-build carrier conversions. Golar has recently agreed to participate in a Total led consortium developing an integrated FSRU-to-power project in the Ivory Coast.

Although LNG prices have increased in recent months, they remain extremely competitive on a burn parity basis and by historical standards. The Company believes that this together with an expectation that LNG prices will remain low is driving demand growth that is supporting FSRU opportunities. China and India continue to report high double digit demand growth with an estimated 40-50 mtpa of incremental demand being filled by these two markets alone. Other emerging markets are currently expected to fill a further 30-40mtpa of incremental demand, much of it via FSRUs.

FLNG
The FLNG Hilli conversion project continues apace and remains on schedule, within budget and on track to deliver within its stipulated delivery window. Virtually all heavy equipment is on-board and over 4,000 contractors are now working on the vessel on a daily basis. The mooring system is on schedule and limited testing of systems has started. The Company is encouraged by two recent developments in the FLNG business, namely:

•	Commencement of operations on the worlds first FLNG vessel, the PFLNG Satu in Malaysia.

•	Black & Veatch successfully commissioning, in a marine environment, an Exmar designed FLNG barge with a small-scale version of the same liquefaction technology used on FLNG Hilli.

There are significant other stranded gas reserves in the area neighbouring the Kribi field in Cameroon as well as additional reserves within the field itself. Golar is currently having discussions with the Government and Perenco and is soliciting interest from independent third parties with the target of increasing utilisation of the FLNG Hilli. The Company remains cautiously optimistic that further utilisation will be achieved after start-up.

Upstream - OneLNG
On July 25 Golar and Schlumberger formalised their co-operation by announcing the creation of OneLNG, a joint venture 51% owned by Golar and 49% by Schlumberger that will combine the respective strengths of each shareholder to offer gas resource holders a faster and lower cost LNG development solution. OneLNG will have first right of refusal for all gas-to-LNG projects that draw upon services provided by Schlumberger and FLNG expertise provided by Golar. The joint venture also contemplates an equitable contribution mechanism that takes account of Golar’s FLNG intellectual property. Any credit that Golar receives for this intellectual property will be agreed on a case-by-case basis. Jeff Goodrich, formerly Chief Operating Officer at Perenco has been appointed CEO of OneLNG and key resources from both Golar and Schlumberger have been seconded to the venture which now operates out of a shared London office.

On November 10, OneLNG signed a binding Shareholders Agreement with Ophir Holdings and Ventures Limited to establish a Joint Operating Company (“JOC”) to develop Ophir’s 2.6Tcf Fortuna gas reserves, in Block R, offshore Equatorial Guinea. The JOC, 66.2% and 33.8% owned by OneLNG and Ophir respectively, will own Ophir’s share of the Block R licence and the FLNG vessel Gandria which are collectively expected to produce between 2.2-2.5mtpa of LNG over 15-20 years. The shareholders agreement and a Final Investment Decision are contingent on 3 key milestones - namely, agreement of final terms and execution of documentation for project debt financing, approval by the shareholders of Ophir Energy plc, and, approval by the government of Equatorial Guinea. OneLNG is responsible for concluding the project debt financing and Ophir is responsible for securing requisite government and shareholder approvals.

As well as aligning interests, the JOC structure allows the project to offer both its FLNG unit and its stake in the gas field as security to lenders. This additional security together with shareholder support is expected to facilitate the drawdown of up to $1.2 billion of debt from FID to commencement of operations. Including both upstream and midstream development the project is expected to cost $2.0 billion to develop and is currently expected to generate an annual EBITDA* of $560 million assuming a $6.0mmbtu free on-board gas price.

After Ophir’s injection of up to $150 million and assuming debt of $1.2 billion, OneLNG will be expected to contribute approximately $650 million. Golar has a range of funding options available to meet its share of this OneLNG equity in the 2017-2020 period. Credit can be expected for both the intellectual property and the LNG carrier Gandria contributed by Golar. The Company is also looking to agree payment profiles with key contractors Keppel and Black & Veatch to help accommodate the gap between release of up to $160 million of post operational equity from the Hilli and milestone payments required for the Gandria conversion. Other potential sources of funding during this three-year period include cash generated from the operation of FLNG Hilli, potential proceeds from a sale of a tranche of the FLNG Hilli to Golar Partners for which discussions have commenced, leveraging of further Common units in Golar Partners and the 2018 release of approximately $110 million of cash tied up in the FLNG Hilli cash-collateralised letter of credit. Delay of the Fortuna FID to 1H 2017 also reduces the gap between equity requirements for the project and equity released from the FLNG Hilli.

In addition to the Fortuna Project, OneLNG is reviewing a comprehensive list of other projects that suit its offering. Whilst there remains a West African bias to the current shortlist, OneLNG is also working on several projects in other parts of the world. The Company believes that there is additional demand for its FLNG solutions and is encouraged by the way OneLNG has been received by the market.

Financing Review

Liquidity
Golar’s total cash position as at September 30 was $137.9 million.

FLNG Hilli financing
As at September 30, 2016, $600 million has been spent on the FLNG Hilli conversion ($695 million including the vessel and capitalised interest) and $200 million had been drawn against the $960 million CSSCL FLNG Hilli facility. As the project remains well within its $1.2 billion budget, all remaining conversion and site specific costs for the FLNG Hilli are expected to be satisfied by this facility. After a bank syndication exercise and a reduction in mark-to-market swaps a further $13.9 million of the $280 million cash backed Letter of Credit (“LC”) to Perenco was released to 3Q liquidity. As at September 30, restricted cash tied up in this LC stood at $266.1 million. A further $34.8 million of this LC restricted cash has been released to liquidity so far in 4Q.

In addition to the above the following have been concluded:

•	Golar Power transaction closed - released $103 million of cash.

•	IDR Reset - received 3.7 million new Common units and 0.1 million General Partner units in Golar Partners (including 0.8 million earn-out units).

•	Margin Loan - secured $150 million commitment from Citibank to be secured by certain Golar Partners units.

•	Equity Issue - raised $170 million net of fees following the issue of 7.5 million new shares.

Corporate and Other Matters

After the recent offering there are 101 million shares outstanding including 3.0 million Total Return Swap (“TRS”) shares that have an average price of $41.10 per share. There are also 3.9 million outstanding stock options in issue with current strike prices ranging from $1.48 to $57.00 per share.

The dividend will remain unchanged at $0.05 per share for the quarter.

Outlook

A total of around 300 spot fixtures are expected to be concluded in 2016, a significant step up from around 190 voyages in 2015. New LNG supply trains are delivering on an almost quarterly basis, gradually eroding the overcapacity in the shipping market. There are clear signs of tightening in the spot market and this improvement is encouraging charterer interest in longer term contracts. Based on fixture activity thus far, 4Q shipping results are expected to be approximately in line with 3Q. The current market strengthening is already pushing 1Q 2017 utilisation toward 3Q 2016 levels. Shareholders can therefore expect a positive improvement in1Q revenues.

Both Golar Power and OneLNG, have, within 6-months of their formation, identified and taken substantial steps to advance their first project opportunities. FID has been taken on the Sergipe project. Key service companies have been engaged for Golar Power’s first 25-year integrated FSRU-to-power project. The main ground-work permit was received on November 28 and ground preparations are now underway. Similarly, OneLNG has signed a shareholder agreement with Ophir that makes both the financing and development of this world class gas resource manifestly more digestible. Both of these projects are long-term (20-25 years), show good profitability and are expected to add material EBITDA* backlog to the Golar group,  assuming successful execution of the two projects. Golar's share in the currently expected EBITDA* backlog will be in excess of $6.0 billion over the life of the projects based on current forward prices. This creates a solid long-term foundation for the Company.

From a financing perspective, Golar is pleased to have delivered a solution to the March maturing convertible bond and to have strengthened the Company's liquidity position. Attention is now focused on concluding the financing of the FLNG Gandria which is progressing well.

Based on Golar's experience with the first converted FSRU, successful execution of the Hilli project is likely to increase interest in the Company's FLNG solutions. FLNG Hilli continues to progress on budget and is scheduled to commence operations in Cameroon in ten months. A key objective of the Company will be to monetise the equity investment in, and the cashflow generated by, FLNG Hilli, in the best possible way and use this to create profitable growth going forward. Formation of OneLNG and Golar Power, recruitment of personnel and the deals already concluded have strengthened the Company's ability to execute large projects. When combined with the positive trend we now see in the shipping market, the Company's strategic and financial position today is considered to be considerably better relative to the same time last year.

Forward Looking Statements

This press release contains certain forward-looking statements that reflect management’s current expectations, estimates and projections.  Forward-looking statements include any statement that may predict, forecast, indicate or imply future results, performance or achievements.  Words such as  “anticipate,” “believe,” “estimate,” “expect, “ “forecast,” “intend,” “may,” “pending,” “plan,” “predict,” “project,” “potential,” “should” and similar expressions identify forward-looking statements.  These statements are not guarantees of future performance and are based upon assumptions and estimates that are inherently subject to significant known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s control and are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Among the important factors that could cause actual outcomes and results to differ materially from those in the forward-looking statements are:  changes in LNG carriers, FSRU or FLNG market trends, including charter rates, vessel values and technological advancements; changes in the Company’s ability to retrofit vessels as FSRUs or FLNGs and in the Company’s ability to obtain financing for such conversions or its joint ventures on acceptable terms or at all; changes in the supply of or demand for LNG carriers, FSRUs or FLNGs; a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs; changes in the performance of the pool in which certain of the Company’s vessels operate and the performance of the Company’s joint ventures; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs; changes in the supply of or demand for LNG or LNG carried by sea; changes in the supply of or demand for natural gas generally or in particular regions; the failure of the Company’s contract counterparties, including its joint venture co-owners, to comply with their agreements with the Company; changes in the Company’s relationships with its counterparties, including its major chartering parties; changes in the availability of vessels to purchase and in the time it takes to construct new vessels;  failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all; the Company’s ability to integrate and realize the benefits of acquisitions; changes in the Company’s ability to sell vessels to Golar Partners or Golar Power Limited; changes in the Company’s relationship with Golar Partners, Golar Power Limited OneLNG S.A.; the Company’s inability to achieve successful utilization of its expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, particularly through its innovative FLNG strategy and its joint ventures; changes in the Company’s ability to obtain additional financing on acceptable terms or at all; as well as other factors discussed in the Company’s most recent Form 20-F filed with the Securities and Exchange Commission.  Unpredictable or unknown factors also could have material adverse effects on forward-looking statements.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

November 30, 2016
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda
Questions should be directed to:
Golar Management Limited - +44 207 063 7900
Oscar Spieler - Chief Executive Officer
Brian Tienzo - Chief Financial Officer
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2016	2016	2016	2015
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep (3)

Time charter revenues	13,576	12,345	37,798	70,009
Time charter revenues - collaborative arrangement	4,558	3,341	10,494	—
Vessel and other management fees	4,133	2,684	8,902	9,671
Total operating revenues	22,267	18,370	57,194	79,680

Vessel operating expenses	12,102	14,064	41,739	42,857
Voyage, charter-hire and commission expenses (1)	8,031	9,826	28,505	57,515
Voyage, charter-hire and commission expenses - collaborative arrangement	3,621	2,331	6,425	—
Administrative expenses	9,808	9,689	31,073	23,505
Depreciation and amortization	16,997	19,705	56,146	54,191
Impairment of long-term assets	—	—	1,706	—
Total operating expenses	50,559	55,615	165,594	178,068

Net gain on disposals to Golar Partners	—	—	—	103,539
Impairment of vessel held-for-sale	—	—	—	(1,032)
Other operating gains - LNG Trade	—	—	16	—
Loss on disposal of vessel held-for-sale	—	—	—	(5,824)
Operating loss	(28,292)	(37,245)	(108,384)	(1,705)

Other non-operating loss
Net loss on disposal of Golar Power	(12,184)	—	(12,184)	—
Total other non-operating loss	(12,184)	—	(12,184)	—

Financial income (expense)
Interest income	436	196	1,527	4,786
Interest expense (2)	(15,564)	(13,331)	(34,917)	(51,622)
Other financial items	22,772	(27,471)	(33,579)	(91,561)
Net financial income (expense)	7,644	(40,606)	(66,969)	(138,397)

Loss before taxes and equity in net earnings of affiliates	(32,832)	(77,851)	(187,537)	(140,102)
Taxes	(246)	609	1,039	2,563
Equity in net earnings of affiliates	15,681	2,053	10,118	42,140

Net loss	(17,397)	(75,189)	(176,380)	(95,399)
Net income attributable to non-controlling interests	(6,546)	(9,412)	(18,775)	(8,138)

Net loss attributable to Golar LNG Ltd	(23,943)	(84,601)	(195,155)	(103,537)

(1) This includes related party charter-hire expenses of $5.8 million for each of the quarters ended September 30, 2016 and June 30, 2016, respectively.
(2) Until the Golar Tundra commences operations and the arrangements between Golar Partners expires (including Golar Partners' right to require that the Company repurchase the shares of Tundra Corp, the disponent owner and operator of the Golar Tundra), the Company will continue to consolidate Tundra Corp. Accordingly, during this time, the earnings and net assets of Tundra Corp will continue to be reflected within the Company’s financial statements. The payable of the daily fee plus operating expenses due to Golar Partners in accordance with the side agreement entered into concurrently with the closing of the acquisition of the Golar Tundra has been recorded within "interest expense" in the consolidated statements of income for the three months ended September 30, 2016.
(3) As further described in note 35 to the consolidated financial statements in our recently filed annual report on form 20-F/A for the year ended December 31, 2015, as filed on November 10, 2016, we restated our consolidated financial statements to account for the various investments in Golar Partners since the deconsolidation date of December 13, 2012, as equity accounted for investments. The change in accounting for our investment in Golar Partners does not affect the market value of our investment, our cash flows, our covenant compliance or our liquidity. Accordingly, the comparative for the nine month period ended September 30, 2015, has been restated within these interim financial statements.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2016	2016	2016	2015
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep

Net loss	(17,397)	(75,189)	(176,380)	(95,399)

Other comprehensive income (loss):
Net gain (loss) on qualifying cash flow hedging instruments	1,514	1,010	2,606	(3,978)
Other comprehensive income (loss)	1,514	1,010	2,606	(3,978)
Comprehensive loss	(15,883)	(74,179)	(173,774)	(99,377)

Comprehensive loss attributable to:

Stockholders of Golar LNG Limited	(22,429)	(83,591)	(192,549)	(107,515)
Non-controlling interests	6,546	9,412	18,775	8,138
	(15,883)	(74,179)	(173,774)	(99,377)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2016	2015
(in thousands of $)	Sep-30	Dec-31
	Unaudited	Audited

ASSETS
Current
Cash and cash equivalents	137,904	105,235
Restricted cash and short-term receivables (2)	203,031	228,202
Other current assets	22,387	37,877
Assets held-for-sale (1)(2)	273,320	267,034
Total current assets	636,642	638,348
Non-current
Restricted cash	266,815	180,361
Investment in affiliates	640,369	541,565
Cost method investments	7,347	7,347
Newbuildings	—	13,561
Asset under development	694,741	501,022
Vessels and equipment, net	1,899,446	2,336,144
Other non-current assets	33,595	50,850
Total assets	4,178,955	4,269,198

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt and short-term debt (2)	732,183	491,398
Amounts due to related parties (1)	158,185	7,128
Other current liabilities	228,513	254,691
Liabilities held-for-sale (1)(2)	214,905	201,213
Total current liabilities	1,333,786	954,430
Non-current
Long-term debt (2)	1,068,108	1,344,509
Other long-term liabilities	53,090	54,080
Total liabilities	2,454,984	2,353,019

Equity
Stockholders' equity	1,684,383	1,895,366
Non-controlling interests	39,588	20,813

Total liabilities and stockholders' equity	4,178,955	4,269,198

(1) In February 2016, we entered into an agreement to sell our interests in the companies that own and operate the FSRU the Golar Tundra to Golar Partners. Although the sale completed in May 2016, until the Golar Tundra commences operations and the arrangements between Golar Partners expires (including Golar Partners' right to require that the Company repurchase the shares of Tundra Corp, the disponent owner and operator of the Golar Tundra), the Company will continue to consolidate Tundra Corp. Accordingly, during this time, the earnings and net assets of Tundra Corp will continue to be reflected within the Company’s financial statements. Thus, as of September 30, 2016, the assets and liabilities associated with this agreement remain classified as "held-for-sale". As of September 30, 2016, the purchase consideration received of $107.2 million has been presented as a short-term related party payable in the consolidated balance sheet.
(2) Included within restricted cash and short-term receivables, debt balances and assets and liabilities "held-for-sale" are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2016	2016	2016	2015
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep

OPERATING ACTIVITIES
Net loss	(17,397)	(75,189)	(176,380)	(95,399)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	16,997	19,705	56,146	54,191
Amortization of deferred tax benefits on intra-group transfers	—	(843)	(1,715)	(2,616)
Amortization of deferred charges and debt guarantee	1,598	9,583	14,037	(2,454)
Gain on disposal to Golar Partners	—	—	—	(103,539)
Loss on disposal of Golar Power	12,184	—	12,184	—
Equity in net earnings of affiliates	(15,681)	(2,053)	(10,118)	(42,140)
Impairment of vessel held-for-sale	—	—	—	1,032
Loss on sale of vessel	—	—	—	5,824
Dividends received	13,477	13,300	40,166	39,474
Drydocking expenditure	—	—	—	(10,405)
Stock-based compensation	409	1,505	3,193	3,611
Change in market value of derivatives	(27,213)	13,734	(1,184)	59,664
Impairment of loan receivable	—	(422)	7,627	15,010
Other current and long-term assets	(1,026)	1,660	13,701	(18,032)
Other current and long-term liabilities	15,337	(45,211)	(20,486)	2,332
Net foreign exchange gain	(114)	792	707	1,883
Impairment of long-term assets	—	—	1,706	—
Restricted cash and short-term receivables	13,571	(217)	13,354	—
Net cash provided by (used in) operating activities	12,142	(63,656)	(47,062)	(91,564)

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2016	2016	2016	2015
(in thousands of $)	Jul-Sep	Apr-Jun	Jan-Sep	Jan-Sep

INVESTING ACTIVITIES
Additions to vessels and equipment	(634)	(8,753)	(13,893)	(3,633)
Additions to newbuildings	—	(19,065)	(19,220)	(405,331)
Additions to asset under development	(54,879)	(18,539)	(129,161)	(80,985)
Additions to available-for-sale securities	—	—	—	(5,023)
Additions to investments	(10,200)	—	(10,200)	—
Acquisition of vessel	—	—	—	(20,000)
Proceeds from disposal of fixed assets	—	—	—	18,987
Investment in subsidiary, net of cash acquired	—	—	—	(16)
Proceeds from disposal of business to Golar Partners, net of cash disposed (including repayments on related vendor financing loans granted) (1)	—	77,247	107,247	126,872
Proceeds from disposal of Golar Power	113,321	—	113,321	—
Repayment of short-term loan granted to third party	—	—	—	400
Loans granted (including related parties)	—	—	(1,000)	(1,000)
Repayment of short-term loan granted to Golar Partners	—	—	—	20,000
Proceeds from disposal of investments in available-for-sale securities	—	—	—	207,428
Restricted cash and short-term receivables	14,883	(10,621)	9,453	(843)
Net cash provided by (used in) investing activities	62,491	20,269	56,547	(143,144)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt (including related parties)	50,000	93,417	355,817	570,077
Repayments of short-term and long-term debt (including related parties)	(20,555)	(36,041)	(184,912)	(138,299)
Financing costs paid	(2,966)	(1,397)	(7,395)	(11,291)
Cash dividends paid	(4,682)	—	(49,743)	(121,358)
Proceeds from exercise of share options	—	—	—	23
Purchase of treasury shares	—	—	(8,214)	—
Restricted cash and short-term receivables	(23,246)	(40,788)	(82,369)	(33,012)
Net cash (used in) provided by financing activities	(1,449)	15,191	23,184	266,140
Net increase (decrease) in cash and cash equivalents	73,184	(28,196)	32,669	31,432
Cash and cash equivalents at beginning of period	64,720	92,916	105,235	191,410
Cash and cash equivalents at end of period	137,904	64,720	137,904	222,842

(1) Until the Golar Tundra commences operations and the arrangements between Golar Partners expires (including Golar Partners' right to require that the Company repurchase the shares of Tundra Corp, the disponent owner and operator of the Golar Tundra), the Company will continue to consolidate Tundra Corp. Accordingly, during this time, the earnings and net assets of Tundra Corp will continue to be reflected within the Company’s financial statements. As of September 30, 2016, the purchase consideration received of $107.2 million, has been presented as net cash inflows captured within "investing activities" for the nine month period then ended.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Accumulated Retained Earnings	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2014	93,415	—	1,307,087	200,000	(6,579)	641,844	2,235,767	1,655	2,237,422

Net loss	—	—	—	—	—	(103,537)	(103,537)	8,138	(95,399)
Dividends	—	—	—	—	—	(121,359)	(121,359)	—	(121,359)
Exercise of share options	8	—	15	—	—	—	23	—	23
Grant of share options	—	—	4,891	—	—	—	4,891	—	4,891
Forfeiture of share options	—	—	(1,734)	—	—	—	(1,734)	—	(1,734)
Cancellation of share options	—	—	787	—	—	—	787	—	787
Transfer of additional paid-in capital	—	—	6,003	—	(4,424)	—	1,579	—	1,579
Other comprehensive loss	—	—	—	—	(3,978)	—	(3,978)	—	(3,978)

Balance at September 30, 2015	93,423	—	1,317,049	200,000	(14,981)	416,948	2,012,439	9,793	2,022,232

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Accumulated Retained Earnings	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2015	93,547	(12,269)	1,317,806	200,000	(12,592)	308,874	1,895,366	20,813	1,916,179

Net loss	—	—	—	—	—	(195,155)	(195,155)	18,775	(176,380)
Dividends	—	—	—	—	—	(13,883)	(13,883)	—	(13,883)
Grant of share options	—	—	4,555	—	—	—	4,555	—	4,555
Forfeiture of share options	—	—	(892)	—	—	—	(892)	—	(892)
Other comprehensive income	—	—	—	—	2,606	—	2,606	—	2,606
Treasury shares	—	(8,214)	—	—	—	—	(8,214)	—	(8,214)

Balance at September 30, 2016	93,547	(20,483)	1,321,469	200,000	(9,986)	99,836	1,684,383	39,588	1,723,971

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.

Golar LNG Limited
APPENDIX A

Included within the restricted cash and short-term receivables and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	September 30, 2016	December 31, 2015
Restricted cash and short-term receivables	88,220	35,450

Current portion of long-term debt and short-term debt	443,676	424,628
Long-term debt	423,064	285,700

(1) In addition to the above disclosure, there are amounts classified within assets and liabilities as "held-for-sale" relating to the sale and leaseback of the Golar Tundra which includes the effect of consolidating the financing bank's subsidiary (CMBL). As of September 30, 2016 these include restricted cash and short-term receivables of $1.9 million in current assets and long-term debt of $210.5 million in non-current liabilities, respectively. The long-term debt relates to our long-term Golar Tundra lease financing.

(2) The consolidated results and net assets of the consolidated lessor VIE entities is based on management's best estimates.